EXHIBIT 8.1

[GARDNER CARTON & DOUGLAS LLC LETTERHEAD]

[FORM OF TAX OPINION]

                        , 2003

Andrew Corporation
10500 West 153rd Street
Orland Park, Illinois 60462

  Re:
  Tax Treatment of Merger

Ladies and Gentlemen:

        We are acting as counsel to Andrew Corporation, a Delaware corporation ("Purchaser"), in connection with the negotiation and execution of an Agreement and Plan of Merger, dated as of February 17, 2003 (including attachments, schedules and exhibits, the "Agreement"), by and among Purchaser, Adirondacks, Inc., a Delaware corporation and wholly-owned subsidiary of Purchaser ("Sub"), and Allen Telecom Inc., a Delaware corporation ("Company"), whereby Company will merge with and into Sub with Sub being the surviving corporation in the merger (the "Merger"). This opinion is being delivered to you pursuant to Section 8.2(c) of the Agreement. All capitalized terms herein, when not otherwise defined, shall have the same meaning as in the Agreement.

        We have reviewed the Agreement, including all exhibits and such other documents and records as we deemed necessary or appropriate (collectively, the "Documents"). In our examination of the Documents, we have assumed their completeness and authenticity. We have further assumed that each of the Documents will be duly authorized and executed in the form as examined by us and will be binding upon all parties thereto. We are expressly relying for purposes of this opinion on the facts, information, representations, warranties and covenants contained in the Documents. In addition, we are expressly relying upon additional representations of fact made by Company in a letter dated of even date hereof and by Purchaser and Sub in a letter dated of even date hereof, delivered to us in connection with this opinion, as well as facts learned in discussions with certain officers of Purchaser and certain other assumptions stated herein. Additionally, we are relying upon the accuracy of any representations or statements made that are qualified by the maker's knowledge or belief as if such representations or statements were made without such qualification. We have also assumed that as to all matters for which a person or entity has represented that such person or entity is not a party to, does not have, or is not aware of, any plan, intention, understanding, or agreement, there is no such plan, intention, understanding, or agreement. We have not been asked to and have not attempted to verify any facts, information, warranties or representations (collectively "statements") through independent investigation and are assuming that each is true, correct and complete as of the date hereof and that no actions inconsistent with such statements occurred or will occur.

        We have assumed that the Merger will qualify as a merger under all applicable state business corporation statutes, and that the Merger will be effected and consummated in accordance with the terms and conditions of the Agreement, including satisfaction of all material covenants and conditions to the obligations of the parties without amendment or waiver thereof. We have also assumed that none of the parties will take any action after the Merger that would cause the Merger not to qualify as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code").

        Based on and subject to the foregoing, including, without limitation, the qualifications, exceptions and assumptions contained herein and the exceptions, qualifications and limitations set forth below, it is our opinion that the Merger, if consummated in accordance with the terms of the Agreement, will constitute a reorganization within the meaning of Section 368(a)(1)(A) of the Code by virtue of Section 368(a)(2)(D) of the Code. In that event:

        1.     Purchaser will be a "party to a reorganization" within the meaning of Section 368(b) of the Code;

        2.     No gain or loss will be recognized by Purchaser or Sub in the Merger pursuant to Section 1032 of the Code;

        3.     Pursuant to Section 362(b) of the Code, Sub's basis in the assets acquired from Company will be the same as the basis of such assets in the hands of Company immediately before the Merger, increased by gain, if any, recognized by Company in the Merger, and the holding period of such assets acquired by Sub will include the holding period thereof when held by Company immediately before the Merger pursuant to Section 1223(2) of the Code;

        4.     Purchaser's basis in its Sub stock will be adjusted as if the Company assets acquired by Sub (as well as the liabilities assumed by Sub or to which the acquired assets are subject) had instead been acquired directly by Purchaser and subsequently transferred to Sub, as described in section 1.358-6(c) of the Income Tax Regulations; and

        5.     The description of the federal income tax consequences of the Merger contained in the Registration Statement and the Proxy Statement-Prospectus, insofar as it relates to matters of federal income tax law, is a fair and accurate summary of such matters.

        We express no opinion as to the tax treatment of the Merger under the provisions of any other sections of the Code or under any state, local or foreign tax laws which also may be applicable thereto or as to any other party in the Merger, nor do we express any opinion as to non-tax issues such as corporate law or securities law matters. In addition, we express no opinion as to the tax treatment of any conditions existing at the time of, or effects resulting from, transactions which are not specifically addressed herein. We express no opinion as to whether the above discussion addresses all of the U.S. federal income tax consequences of the Merger that may be applicable to Purchaser, Sub, Company, or the Company stockholders.

        The opinions stated herein represent our legal judgment as to the described federal income tax consequences of the Merger. You should be aware that no ruling has been sought or obtained from the Internal Revenue Service (the "Service") as to the federal income tax consequences of any aspect of the Merger and that our opinion is not binding on the Service. You should also be aware that the Service and ultimately the courts could disagree with our opinion. We also call to your attention that our opinion is based upon the existing Code, Income Tax Regulations, and administrative and judicial determinations, all of which are subject to change either prospectively or retroactively. If either (i) the relevant facts at the Effective Time differ from those represented or stated to us or related by the Documents, (ii) the Merger is completed under terms not contained in the Agreement, (iii) our assumptions prove to be untrue, or (iv) the existing authorities are modified by legislative, administrative or judicial action, our conclusions may differ and this opinion may not be relied upon. In such event, we do not assume any responsibility to provide a revised opinion or other advice.

        We are furnishing this opinion to you solely for your benefit in connection with the transactions contemplated by the Agreement, and this opinion is not to be relied upon by any other party without our written consent. It is not to be used, circulated, quoted or otherwise referred to for any other purpose without our written consent.

                      Very truly yours,